October 12, 2010

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs:

Re:

PowerNova Technologies Corporation

2010 Annual General Meeting of Shareholders

Pursuant  to  Section  2.2  of  National  Instrument  54-101,  this  is  to  confirm  the  following  dates

regarding   the   annual   and   special   meeting   of   shareholders   of   PowerNova   Technologies

Corporation:

Meeting Date:

November 24, 2010

Meeting Type:

Annual and Special

Record Date for Notice:

October 22, 2010

Record Date for Voting:

October 22, 2010

Beneficial Ownership Determination Date:

October 22, 2010

Class of Securities Entitled to Receive Notice:    Common Shares

Class of Securities Entitled to Vote:

Common Shares

CUSIP No.:

739329

Yours truly,

EQUITY CORPORATE SERVICES INC.

“Donna M. Moroney”

Donna M. Moroney,

President

Vancouver office:

Calgary office:

#1620, 1185 West Georgia Street

#850, 505 – 3rd Street SW

Vancouver, BC

Calgary, AB

V6E 4E6

T2P 3E6

Tel: 604.696.4236  Fax: 604.696.4239

Tel: 403.216.8450  Fax: 403.216.8459

web: www.equitycsi.com